EXHIBIT 10.35

CONSULTING AGREEMENT

This Consulting Agreement (the "Agreement") is made and entered into on November 3, 2008 (the "Effective Date"), by and between Stage Stores, Inc., with a principal place of business at 10201 Main Street, Houston, Texas 77025 (the "Company"), and James R. Scarborough, whose address is 177 Springfield Point Road, Wolfeboro, New Hampshire 03894 (the "Consultant").

WHEREAS, the Consultant has served as Chief Executive Officer of the Company since August 2000 and as Chairman of the Company's Board of Directors (the "Board") since August 2001.

WHEREAS, the Consultant retired as Chief Executive Officer of the Company effective the close of business on November 3, 2008, but remains a Director and the Chairman of the Board; and

WHEREAS, because of his depth of knowledge of the Company's business and his significant retail experience, the Board believes that it is in the best interests of the Company and its shareholders to retain the services of the Consultant.

NOW THEREFORE, in consideration of the mutual terms and provisions set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties agree as follows:

1. **Duties.** The Company hereby retains the Consultant to review, evaluate, and make recommendations regarding the Company's operations in order to facilitate a smooth transition of the office of Chief Executive Officer and to otherwise assist the Company as may be requested from time to time by the Company and the Board.

2. **Performance.** The Consultant agrees to devote the necessary time and effort to the performance of his duties under this Agreement. The Consultant shall perform such reasonable duties, assume such responsibilities, and devote such time, energy, and attention to the operations of the Company as are assigned to the Consultant from time to time by the Company and the Board.

3. **Term.** The term of this Agreement shall begin on the Effective Date and shall end on June 10, 2010 (the "Term") unless earlier terminated or extended by mutual written agreement of the parties.

4. **Compensation; Applicable Taxes; Director Compensation.** The Company shall pay the Consultant a retainer of $350,000 per Term year (the "Retainer") during the Term of this Agreement. The Retainer shall be payable in regular installments in accordance with the Company's general payroll practices (currently $13,461.53 per each of 26 pay periods); provided, however, as the Consultant is an independent contractor, the Retainer shall not be subject to withholdings for applicable taxes, which shall be the sole responsibility of the Consultant. So long as this Agreement is in effect, the Consultant shall not be entitled to receive any compensation he would otherwise receive or be entitled to as a non-employee Director of the Company.

5.   Benefits. In addition to his entitlement to any and all medical, compensatory or other benefits that may accrue to him as a result of his retirement from the Company, the Consultant shall be eligible to participate in the Company's Non-Employee Director Health Plan.

6.   Equity Grants. All awards previously granted the Consultant under long-term incentive award agreements shall vest in accordance with their terms (at the Target Number in the case of Performance Shares) and so long as he remains a member of the Board he shall have until their stated expiration dates to exercise those awards.

7.   Reimbursement of Expenses. The Consultant shall be reimbursed by the Company for any actual expenses he incurs in the performance of his duties under this Agreement.

8.   Independent Contractor. For purposes of this Agreement, the Consultant shall be considered an "independent contractor" and shall not be considered an employee of the Company.

9.   Binding Effect. This Agreement shall be binding upon the parties and their respective heirs, legal representatives, successors, and assigns.

9.   Governing Law; Jurisdiction; Prevailing Party. This Agreement shall be construed and enforced in accordance with laws of the State of Texas without giving effect to principles of conflicts of laws and the courts, state and federal, located in Harris County, Texas shall have exclusive jurisdiction in regard to the resolution of any and all disputes arising under this Agreement. In the event either party commences a proceeding to enforce the other party's obligations under this Agreement, the prevailing party in that proceeding shall be entitled to recover its reasonable attorneys' fees in that proceeding.

10.   Assignment. This Agreement may not be assigned by the Consultant and the Consultant may not delegate his duties under this Agreement.

11.   Amendments. This Agreement may not be amended except by an instrument in writing signed by the parties.

12.   Notices. Any notices required or permitted to be given under this Agreement shall be made in writing and delivered personally or sent by United States first class mail, postpaid, addressed or delivered to the addresses set forth in the first paragraph of this Agreement. Any such notices shall be deemed given on personal delivery or on the third business day after being deposited in the United States mail if mailed as provided above.

13.   Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes the Employment Agreement between the parties dated January 30, 2002.

14.   Construction. In the construction and interpretation of the terms of this Agreement, the rule of construction that a document is to be construed more strictly against the party who prepared it shall not be applied, it being agreed that both parties participated in the preparation of the final form of this Agreement.

15. **Counterparts.** This Agreement may be executed in separate counterparts, each of which when so executed and delivered will be deemed an original and both of which together shall constitute one and the same instrument. Counterparts may be delivered by facsimile or email and any such executed counterpart delivered by facsimile or email shall be deemed an original.

This Agreement has been executed as of the Effective Date.

Company: Stage Stores, Inc.

By: /s/ Andrew T. Hall
         Andrew T. Hall, President

Consultant: /s/ James R. Scarborough
                                            James R. Scarborough